Exhibit 3.1

Article II, Paragraph 2 of the by-laws of Suffolk Bancorp has been amended and restated to read as follows:

“2.	ANNUAL MEETING

The annual meeting of the shareholders, for the election of directors and for the transaction of such other business as may properly come before the meeting, shall be held on such date and at such time as may be fixed by resolution of the board of directors. The board of directors acting by resolution may postpone and reschedule any previously scheduled annual meeting of shareholders.”